SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)

Kana Software, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

483600300

(CUSIP Number)

Robert B. Ashton

KVO Capital Management, LLC

44 S. Main Street, Box 17

Hanover, NH 03755

(603) 643-0500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 19, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 483600300

(1)	Names of Reporting Persons: KVO Capital Management, LLC

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds (See Instructions): OO

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power: 3,354,343

	(8)	Shared Voting Power: 0 (see Item 5)

	(9)	Sole Dispositive Power: 3,354,343

	(10)	Shared Dispositive Power: 0 (see Item 5)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,354,343 (see Item 5)

(12)	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)

(13)	Percent of Class Represented by Amount in Row 11: 8.14%

(14)	Type of Reporting Person (See Instructions): IA

CUSIP No. 483600300

(1)	Names of Reporting Persons: Kernan V. Oberting

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds (See Instructions): OO

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power: 0

	(8)	Shared Voting Power: 3,354,343 (See Item 5)

	(9)	Sole Dispositive Power: 0

	(10)	Shared Dispositive Power: 3,354,343 (See Item 5)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,354,343 (See Item 5)

(12)	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)

(13)	Percent of Class Represented by Amount in Row 11: 8.14%

(14)	Type of Reporting Person (See Instructions): IN

CUSIP No. 483600300

(1)	Names of Reporting Persons: Robert B. Ashton

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds (See Instructions): PF

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power: 0

	(8)	Shared Voting Power: 354,675 (see Item 5)

	(9)	Sole Dispositive Power: 0

	(10)	Shared Dispositive Power: 354,675 (see Item 5)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 354,675 (see Item 5)

(12)	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☒

(13)	Percent of Class Represented by Amount in Row 11: 0.9%

(14)	Type of Reporting Person (See Instructions): IN

Item 1.	Security and Issuer

This Amendment No. 6 to Schedule 13D (“Amendment No. 6”) relates to the Common Stock, $0.001 par value per share, of Kana Software, Inc. (“Kana”), which has its principal offices at 181 Constitution Drive, Menlo Park, California 94025.  This Amendment No. 6 amends and supplements, as set forth below, the information contained in Item 4 and 7 of the Schedule 13D filed by the Reporting Persons with respect to Kana on November 21, 2008, as previously amended (the “Schedule 13D”).  Except as amended by this Amendment No. 6, all information contained in the Schedule 13D is, after reasonable inquiry and to the best of the Reporting Persons’ knowledge and belief, true, complete and correct as of the date of this Amendment No. 6.

Item 4.	Purpose of Transaction

Item 4 to Schedule 13D is amended by adding the following:

As previously disclosed, on June 18, 2009 KVO sent a letter to the Secretary of Kana nominating Melvin L. Keating to serve as a member of Kana’s Board of Directors at the Annual Meeting of Stockholders of Kana currently scheduled to be held on July 15, 2009.  On June 19, 2009, KVO filed with the Securities and Exchange Commission (the “SEC”) a letter to Kana stockholders urging them not to respond to any solicitation made by Kana, and not to submit a proxy card until they have had a chance to review proxy materials that KVO plans to file with the SEC.  A copy of the June 19, 2009 letter is attached hereto as Exhibit 99.6 and incorporated herein by reference.

IMPORTANT ADDITIONAL INFORMATION:

KVO plans to file with the SEC and mail to Kana’s stockholders a proxy statement in connection with its nomination and its nominee and may file other proxy solicitation materials regarding this election contest. The proxy statement will contain important information about KVO’s nominee, its nomination and KVO.  Security holders are urged to read the proxy statement regarding KVO’s nomination and nominee when it becomes available and any other relevant document filed with the SEC, as well as any amendment or supplement to those documents, because they will contain important information about KVO’s nomination and nominee.

Security holders will be able to obtain free copies of the proxy statement and other relevant documents, when filed with the SEC, through the SEC’s web site maintained at www.sec.gov.   In addition, the proxy statement and any other related documents KVO files with the SEC, including filings that may be incorporated by reference in the proxy statement, can be obtained, without charge, upon request to KVO’s proxy solicitor, The Altman Group, toll free at: (866) 796-1270. Alternatively, you can email KVO at change@kanaproxy.com.

KVO and members of KVO’s management, including Kernan V. Oberting and Robert B. Ashton, may be deemed to be participants in the solicitation of proxies in respect of KVO’s nomination, as may KVO’s nominee, Melvin L. Keating. KVO is currently the beneficial owner of 3,354,343 shares of Kana’s common stock, or approximately 8.14% of the total shares of common stock outstanding as of June 11, 2009 (as reported by Kana).  Mr. Keating does not own, beneficially or otherwise, any shares of Kana stock.

Item 7.	Material to be Filed as Exhibits.

99.1         Joint Filing Agreement*

99.2         Letter Agreement with Kana Software, Inc. and KVO Capital Management, LLC dated as of November 10, 2008*

99.3         Letter to Kana Software, Inc. requesting its stockholder list and related materials dated as of January 12, 2009*

99.4         Letter to Kana Software, Inc. dated as of January 30, 2009*

99.5         Letter to Kana Software, Inc. dated as of June 18, 2009*

99.6         Letter to Stockholders of Kana Software, Inc. dated as of June 19, 2009

* Previously filed.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KVO CAPITAL MANAGEMENT, LLC

Date: June 19, 2009	By:	/s/ Kernan V. Oberting
Name: Kernan V. Oberting
Its: Managing Member

Date: June 19, 2009	/s/ Kernan V. Oberting
Kernan V. Oberting

Date: June 19, 2009	/s/ Robert B. Ashton
Robert B. Ashton